

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



06011638

10 February 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2006 MAR 14 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 9 February 2006, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by AMB Venture Sdn Bhd, a wholly-owned subsidiary of SCB, of its entire 36.68% equity interest in Lion Asiapac Limited ("LAP"), comprising 148,750,644 ordinary shares of SGD0.10 each, and 148,750,644 warrants in LAP, to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share; b) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each, to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances, due from the SCB Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and c) Proposed restricted offer for sale of the SB Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares by SCB to members of the public.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary



PROCESSED
MAR 14 2006
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0
General Announcement
Reference No MM-060209-64105

Submitting Merchant Bank (if applicable) : AmMerchant Bank Berhad
Submitting Secretarial Firm Name (if applicable) :
* Company name : Silverstone Corporation Berhad
* Stock name : SILSTON
* Stock code : 8061
* Contact person : Goh Lee Sean/ Ho Ming Hon
* Designation : Associate Director/ Manager

* Type : ● Announcement ○ Reply to query

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY AMB VENTURE SDN BHD ("AMB"), A WHOLLY-OWNED SUBSIDIARY OF SCB, OF ITS ENTIRE 36.68% EQUITY INTEREST IN LION ASIAPAC LIMITED ("LAP"), COMPRISING 148,750,644 ORDINARY SHARES OF SGD0.10 EACH, AND 148,750,644 WARRANTS IN LAP, TO LCB VENTURE PTE LTD ("LCB VENTURE"), A WHOLLY-OWNED SUBSIDIARY OF LION CORPORATION BERHAD ("LCB"), FOR A TOTAL CONSIDERATION OF SGD32,725,142 (RM75,595,078), TO BE SATISFIED BY THE ISSUANCE OF 57,706,166 NEW ORDINARY SHARES OF RM1.00 EACH IN LCB TO SCB AT AN ISSUE PRICE OF RM1.31 PER SHARE ("PROPOSED DISPOSAL OF LAP");

(B) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(C) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

* **Contents :-**

This announcement is dated 9 February 2006.

On behalf of the Board of Directors of SCB (**"Board"**), AmMerchant Bank Berhad (a member of the AmInvestment Group) **("AmMerchant Bank")** had, on 18 October 2005 announced that the Company had on 14 October 2005, submitted an appeal to the Securities Commission (**"SC"**) in relation to the SC's rejection of the Proposals on 16 September 2005 (**"Appeal"**).



AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan.

On behalf of the Board, AmMerchant Bank wishes to announce that the Appeal was not approved by the SC vide its letter dated 7 February 2006, which was received on 8 February 2006.

The Board is considering the next course of action to be taken in relation to the SCB Group.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**



AmInvestment Group Berhad
(Company No. 657000-X)
Corporate Finance Dept.
21st Floor, Bangunan AmBank Group
55, Jalan Raja Chulan,
50200 Kuala Lumpur.